

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

September 16, 2008

By U.S. Mail and facsimile

Mr. David S. Boone
Chief Executive Officer
American CareSource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 700
Dallas, Texas 75240

> **Re:** **American CareSource Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed on March 31, 2008**
> **Response Letter Dated August 18, 2008**
> **File No. 001-33094**

Dear Mr. Boone:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you to provide the acknowledgments listed in the closing comments of this letter.

Controls and Procedures, page 25

Management's Annual Report on Internal Control over Financial Reporting, page 25

2.   We note your response to comment 1 of our letter dated July 15, 2008. Please
        confirm to us that you will disclose in future filings that you use the Internal
        Control Framework of the Committee of Sponsoring Organizations of the
        Treadway Commission ("COSO") in evaluating the effectiveness of your internal
        control over financial reporting.

Notes to Consolidated Financial Statements, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6

Revenue recognition, page F-7

3.   We note your response to comment 2 of our letter dated July 15, 2008. Please
        address the following matters to aid our understanding of your business:

        a) Confirm to us that the amounts you report as revenue include the fees that the
            ancillary service providers perform for the claimant. Take, for example, a
            situation in which an acupuncturist provides services to a claimant, clarify for
            us whether your revenue includes the fees that the acupuncturist would
            receive.

        b) Provide us with a contract with a client payor and another with a service
            provider that represent typical contracts.

        c) When a claimant presents an insurance card to the service provider, clarify for
            us whether you or the payor is presented on the card.

        d) Tell us whether you or the payor determines if a claim should be paid.

        e) We note that you are able to re-price a claim and accurately estimate what you
            should be paid for the service. Explain to us in greater detail how this re-
            pricing mechanism works and when you utilize the mechanism.

        f) We note that you believe that not having to remit amounts payable to service
            providers until you receive payment from client payors does not constitute a
            mitigation of credit risk. Tell us why you believe that your credit risk has not
            been mitigated, as it appears that you do not pay service providers until you
            receive payment from the client payors. Explain to us how the service
            provider is compensated when the client payor does not pay a claim to you.

g) We note that you bear the risk of loss on any differences between the amounts received from client payors and amounts due to service providers. Describe for us when those circumstances arise and the frequency of those circumstances.

4. We note on page F-8 that you record an allowance on all sales reported as gross to arrive at a net revenue number. Please describe in your footnotes the factors, both quantitative and qualitative, that you consider in estimating the allowance. Provide a roll forward of the allowance for the periods presented that includes the beginning balance, current estimate related to sales made in the current period, current estimate related to sales made in prior periods, credits in current period related to sales made in prior periods, and ending balance. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimate of these items had on your revenues and operations to the extent these fluctuations were material.

*****

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: Jeffrey A. Baumel
Via fax no. 973-912-7199